FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of June 2003

VERNALIS GROUP PLC

(Translation of registrant’s name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☑         Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐         No  ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ).

SIGNATURE

Enclosures:

1.	Press release dated May 27, 2003 announcing the Company’s Placing and Open Offer.

2.	Press release dated May 28, 2003 announcing the results of the Company’s Extraordinary General Meeting.

3.	Press release dated June 5, 2003 announcing the Company to take back A2A antagonist depression rights from Roche.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2003	Vernalis Group plc

By: /s/ Peter Worrall Peter Worrall Finance Director and Company Secretary

27 May 2003

Vernalis Group plc
Results of Placing and Open Offer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN PART OR IN WHOLE IN OR
INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

On 1 May 2003 Vernalis Group plc announced details of a Placing and Open Offer of 44,444,445 New Ordinary Shares at 36 pence per share to raise £16 million.

The Board of Vernalis Group plc announces that by 3.00 p.m. on Friday 23rd May, being the latest time for receipt of application forms and payment in full under the Open Offer, valid applications had been received from Qualifying Shareholders, including pursuant to irrevocable commitments, in respect of 19,910,867 of the 30,098,086 New Ordinary Shares offered under the Open Offer. This represents approximately 66 per cent. of the New Ordinary Shares offered under the Open Offer.

10,187,219 New Ordinary Shares not applied for by Qualifying Shareholders under the Open Offer will be taken up under the Conditional Placing.

In addition, 14,346,359 New Ordinary Shares were placed firm with institutions.

The New Ordinary Shares to be issued under the Placing and Open Offer will rank pari passu with the existing Ordinary Shares in all respects.

The Placing and Open Offer remain conditional upon, inter alia, the passing of the resolutions at the EGM to be held at 10.30 a.m. on 28 May 2003 and upon admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange’s market for listed securities. Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that Admission will become effective and dealings in the New Ordinary Shares will commence on 30 May 2003.

Terms defined in the prospectus in relation to the Placing and Open Offer dated 1 May 2003 have the same meaning in this announcement.

Enquiries:

Vernalis Group plc                          Tel: 0118 977 3133

Peter Worrall, Finance Director

Cazenove & Co. Ltd                       Tel: 020 7588 2828

Julian Cazalet
Greg Bennett

HCC De Facto Group                      Tel: 020 7496 3300

David Dible
Mark Swallow

This announcement does not constitute, or form part of, an offer or solicitation of an offer to sell or issue shares or other securities, in any jurisdiction. The Placing and Open Offer will only be made on the basis of information contained in the prospectus dated 1 May 2003.

The making of an offer in, or to residents or citizens of, certain jurisdictions other than the United Kingdom (“Overseas Shareholders”), may be restricted by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

The New Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Rule 902 under the Securities Act) except pursuant to an exemption from such registration. Copies of this announcement are not being, and should not be, distributed in or sent into the United States.

Cazenove & Co. Ltd which is regulated in the United Kingdom by the Financial Services Authority (“FSA”), is acting exclusively as financial adviser (as defined in the Rules of the FSA) for Vernalis Group plc and no one else in connection with the Placing and Open Offer and will not be responsible to anyone other than Vernalis Group plc for providing the protections afforded to customers of Cazenove & Co. Ltd or for giving advice in relation to the Placing and Open Offer. For the purposes of the Placing and Open Offer, all persons other than Vernalis Group plc shall be “corporate finance contacts” under the rules of the FSA and Cazenove & Co. Ltd will not act for nor will it be responsible for providing protections afforded to customers of Cazenove & Co. Ltd or for giving advice to such persons.

END

28 May 2003

Vernalis Group plc
Results of Extraordinary General Meeting

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN PART OR IN WHOLE IN OR
INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

The Board of Vernalis Group plc announces that, at the Extraordinary General Meeting held earlier today, the Resolutions which were set out in the Notice of Extraordinary General Meeting included in the prospectus in relation to the Placing and Open Offer dated 1 May 2003 (the “Prospectus”) were duly passed.

The New Ordinary Shares to be issued under the Placing and Open Offer will rank pari passu with the existing Ordinary Shares in all respects.

The Placing and Open Offer remain conditional upon Admission and it is expected that the New Ordinary Shares will be admitted to the Official List and dealings will commence in the New Ordinary Shares on the London Stock Exchange’s market for listed securities on 30 May 2003.

Terms defined in the Prospectus have the same meaning in this announcement.

Enquiries:

Vernalis Group plc                         Tel: 0118 977 3133

Peter Worrall, Finance Director

Cazenove & Co. Ltd                      Tel: 020 7588 2828

Julian Cazalet
Greg Bennett

HCC De Facto Group                     Tel: 020 7496 3300

David Dible
Mark Swallow

This announcement does not constitute, or form part of, an offer or solicitation of an offer to sell or issue shares or other securities, in any jurisdiction. The Placing and Open Offer will only be made on the basis of information contained in the prospectus dated 1 May 2003.

The making of an offer in, or to residents or citizens of, certain jurisdictions other than the United Kingdom (“Overseas Shareholders”), may be restricted by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

The New Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Rule 902 under the Securities Act) except pursuant to an exemption from such registration. Copies of this announcement are not being, and should not be, distributed in or sent into the United States.

Cazenove & Co. Ltd which is regulated in the United Kingdom by the Financial Services Authority (“FSA”), is acting exclusively as financial adviser (as defined in the Rules of the FSA) for Vernalis Group plc and no one else in connection with the Placing and Open Offer and will not be responsible to anyone other than Vernalis Group plc for providing the protections afforded to customers of Cazenove & Co. Ltd or for giving advice in relation to the Placing and Open Offer. For the purposes of the Placing and Open Offer, all persons other than Vernalis Group plc shall be “corporate finance contacts” under the rules of the FSA and Cazenove & Co. Ltd will not act for nor will it be responsible for providing protections afforded to customers of Cazenove & Co. Ltd or for giving advice to such persons.

END

5 June 2003

Vernalis to take back A2A antagonist depression rights from Roche

Company to seek development partners for A2A programmes

Vernalis Group plc today announced that Roche’s option over Vernalis’ adenosine A2A antagonist research programme in depression has been terminated. As a result of today’s decision, Vernalis now has complete control over its A2A antagonist research programmes, which are targeting a range of indications including Parkinson’s disease and depression.

The most advanced compound in Vernalis’ A2A portfolio is VR 2006, which is being developed as a potential treatment for Parkinson’s disease. This compound has now successfully completed its pre-clinical safety programme and, subject to the appointment of a partner, is scheduled to begin Phase I clinical trials later this year.

Commenting on today’s announcement, Peter Worrall, Finance Director, said “Our A2A antagonist programmes have made rapid progress over the last twelve months both with VR 2006 and in depression, where we are on track to select the first clinical development candidate by the end of the year. As indicated during our recent placing and open offer, we do not intend to take either of these compounds into clinical development without additional external funding. Today’s announcement clears the way for us to talk to other potential partners, a number of whom have already expressed interest in licensing all of our A2A antagonist programmes, in order to secure the funding necessary to progress these promising compounds into clinical development.”

-ends-

This press release contains forward-looking statements, including statements regarding Vernalis’ strategy and prospects. Statements that are not historical facts are based on Vernalis’ current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis’ actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis’ future operating results include the following: Vernalis may not receive royalty revenues, milestone payments or other revenues when expected or at all, Vernalis’ product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis’ product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled “Risk Factors” in Vernalis’ Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Enquiries:

Vernalis Group plc
Peter Worrall      Finance Director      +44 (0) 118 977 3133

HCC De Facto Group plc
David Dible / Mark Swallow               +44 (0) 207 496 3300

For previous press releases please see the Vernalis website: www.vernalis.com

Notes to Editors

Vernalis

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and related disorders. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders.

The Vernalis portfolio includes programmes targeting sexual dysfunction, obesity, Parkinson’s disease, depression and anxiety. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.

Depression

Depression is a leading cause of disability worldwide. In the United States (the world’s largest market for pharmaceutical products) it is estimated that depressive disorders affect approximately 17 million people, and nearly twice as many women (12%) as men (7%) are affected by a depressive disorder each year. Recent pre-clinical research by Vernalis, Roche and a number of other companies suggests that adenosine, and specifically the adenosine A2A receptor subtype, may be a novel target for the discovery of a new class of antidepressant drugs.

The world market for antidepressants was approximately $13.4 billion in 2000 (up approximately 18% from 1999) making it the world’s third largest therapeutic class in that year.

Parkinson’s disease

Parkinson’s disease is the debilitating and progressive movement disorder that affects approximately 1% of the population over the age of 65 years. Common symptoms include stiffening of the muscles and difficulty in initiating movement. Sufferers may develop a tremor or shaking. The primary cause of the problems of co-ordination and movement in Parkinsonian patients is nerve degeneration and cell death in the brain, leading to the loss of dopamine, a chemical produced in the brain that is involved in the control of voluntary movement.

Most conventional therapies for Parkinson’s disease are based on dopamine replacement. Although generally effective in the short-term, these treatments can have severe, or even disabling, side effects and their effectiveness tends to decrease over time.

Another brain chemical called adenosine also plays an important role in motor co-ordination and movement control. A subtype of adenosine receptor, the adenosine A2A receptor, is found in high density in the part of the brain responsible for co-ordinating movement, where it appears to direct the activity of other neurotransmitter mechanisms, including dopamine mechanisms, that are dysfunctional in Parkinson’s disease. Vernalis believes that by using selective adenosine A2A receptor antagonists to restore the imbalance of the other neurotransmitters caused by the loss of dopamine it may be able to provide a novel approach to treat the symptoms of Parkinson’s disease and to slow or stop the progression of the disease.

Parkinson’s disease affects approximately 1,500,000 individuals in the United States, with a further 50,000 new cases diagnosed annually. Although the disease has an incidence in the general population of about one in 1,000, the frequency of new cases is expected to rise as the population ages, because the disease affects one in 100 individuals over the age of 65. Annual worldwide sales of drugs to treat Parkinson’s disease were predicted to reach $1.5 billion in 2002.